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[KINROSS LOGO]


                                                                   PRESS RELEASE


                STATUS UPDATE ON LATE FINANCIAL STATEMENTS FILING


AUGUST 19, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) provides a status update on the preparation and filing of its financial statements and related matters.

As previously disclosed, Kinross has not yet filed its audited financial statements and related management's discussion and analysis or its annual information form as a result of the review of the accounting treatment for the assets acquired in the TVX Gold/Echo Bay merger ("the Merger"). On June 26, 2005 Kinross submitted a letter to the United States Securities & Exchange Commission (the "SEC") responding to comments on the registration statement filed by Kinross in connection with the proposed acquisition of Crown Resources Corporation. Included with the response letter were the independent valuations of the assets acquired in the Merger and related documents and opinions from independent advisors and valuators.

As noted previously, Kinross received comments from the SEC in connection with the above-mentioned response letter requesting clarification of certain items included in that submission. This week Kinross filed its response to these latest SEC comments.

Kinross will file audited financial statements after it has satisfied all of the comments issued by the relevant regulators, the auditors have signed off on the financial statements, and the financial statements have been approved by Kinross' board of directors.

Kinross will issue bi-weekly updates as to the status and timing which can be viewed on the website at www.kinross.com. The next update is scheduled for the week of August 29, 2005.

THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2003, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL

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FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF
THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                    TRACEY M. THOM
SENIOR VICE PRESIDENT,                 DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS               AND COMMUNICATIONS
Tel. (416) 365-7254                    Tel. (416) 365-1362